                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
          UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                            NORTH COAST ENERGY, INC.
                            (Name of Subject Company)

                            NORTH COAST ENERGY, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                ----------------

                                    65864702
                      (CUSIP Number of Class of Securities)

                                ----------------

                                 Gordon O. Yonel
                      President and Chief Executive Officer
                            North Coast Energy, Inc.
                                1993 Case Parkway
                           Twinsburg, Ohio 44087-2343
                                 (330) 425-2330

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:

           Dean A. Swift                              Michael D. Phillips
   General Counsel and Secretary                 Calfee, Halter & Griswold LLP
     North Coast Energy, Inc.                   1400 McDonald Investment Center
         1993 Case Parkway                            800 Superior Avenue
    Twinsburg, Ohio 44087-2343                       Cleveland, Ohio 44114
          (330) 425-2330                                (216) 622-8200

[X]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 NORTH COAST ENERGY, INC.


                                 By: /s/ Gordon O. Yonel
                                     ----------------------------------------
                                 Name:   Gordon O. Yonel

                                 Title:  President and Chief Executive Officer

Dated: November 26, 2003

FOR IMMEDIATE RELEASE




         NORTH COAST ENERGY, INC. TO BE ACQUIRED BY EXCO RESOURCES, INC.


TWINSBURG, OHIO, November 26, 2003 - North Coast Energy, Inc. (NASDAQ: NCEB) announced today that it has entered into a definitive agreement to be acquired by EXCO Resources, Inc. for a cash consideration of $10.75 per share. Under the terms of the Agreement and Plan of Merger, NCE Acquisition, Inc., a wholly owned subsidiary of EXCO Resources, will commence a tender offer to acquire all of North Coast Energy's outstanding common stock. Consummation of the tender offer is subject to the satisfaction of certain conditions, including the tender of shares representing at least 90% of North Coast Energy's total outstanding shares plus shares issuable upon the exercise of outstanding options and warrants.

NUON Energy & Water Investments, Inc., which holds approximately 86% of North Coast Energy's issued common stock, engaged in discussions with EXCO and has agreed to tender its shares subject to certain conditions, including affiliate approval within seven days of commencement of the tender offer. The Board of Directors of North Coast Energy has unanimously approved the Agreement and Plan of Merger. EXCO Resources has agreed to complete a merger of its subsidiary, NCE Acquisition, Inc., into North Coast Energy to acquire at the same price any North Coast Energy common shares not tendered to EXCO. The transaction is expected to close by February 1, 2004.

Commenting on the transaction, Gordon O. Yonel, President and Chief Executive Officer of North Coast Energy, said, "We are very pleased that our extensive efforts to explore strategic alternatives have produced significant value for North Coast Energy's stockholders. The purchase price per share represents a 92% premium to the price at the time we announced our intent to explore strategic alternatives for the Company earlier this year."

Robert W. Baird & Co. acted as financial advisor to North Coast Energy. Calfee, Halter & Griswold LLP acted as legal counsel to North Coast Energy and Fried, Frank, Harris, Shriver & Jacobson acted as legal counsel to NUON Energy & Water Investments, Inc.

EXCO Resources, Inc. is a private oil and gas acquisition, exploitation, development and production company headquartered in Dallas, Texas with principal operations in Texas, Louisiana, Colorado and Alberta, Canada.

North Coast Energy, Inc. is a publicly traded independent gas and oil exploration and production company headquartered in Twinsburg, Ohio. The company's primary focus is the exploration for, and development and efficient production of, natural gas reserves in the Appalachian Basin.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of North Coast Energy. EXCO Resources has not commenced the tender offer for shares of North Coast Energy's common stock described in this announcement. Upon commencement of the tender offer, EXCO Resources will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, North Coast Energy will file with the Securities and Exchange Commission a solicitation/recommendation statement on
Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission's website at www.sec.gov, or from EXCO Resources by directing a request to EXCO Resources, Inc., 12377 Merit Drive, Suite 1700, Dallas, Texas 75251, Attention: Donna Sablotny; or from North Coast Energy by directing a request to North Coast Energy, Inc., 1993 Case Parkway, Twinsburg, OH 44087-2343 Attention: Investor Relations.

This news release contains forward-looking statements, including statements about EXCO Resources' proposed acquisition of North Coast Energy, details of the all-cash tender offer for North Coast Energy's common stock; and EXCO Resources' ability to complete the transaction on the terms contemplated. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in the forward looking statements. These risks and uncertainties include, among other things, the willingness of North Coast Energy shareholders to tender their shares in the tender offer and the number and timing of shares tendered; the ability to consummate the transaction on the terms described in this press release; the ability to obtain regulatory and third party consents, to the extent required by the terms of the acquisition agreement, and to do so in a timely manner and other factors detailed in North Coast Energy's filings with the SEC. We caution investors not to place undue reliance on the forward-looking statements contained in this press release, and that those statements speak only to information available as of the date of this release. We undertake no obligation to update any of the information contained in this press release. All forward looking statements are expressly qualified by this cautionary statement.

CONTACT:                Chuck Faber

                        Director of Corporate Development
                        North Coast Energy, Inc.
                        Tel: (330) 487-6521
                        cfaber@northcoastenergy.com